Exhibit 4(f)

TERMINATION AGREEMENT

          This TERMINATION AGREEMENT (“Termination Agreement”), dated as of April 30, 2001, is entered into by and between Oglebay Norton Company, an Ohio corporation (“Oglebay Norton”), and National City Bank, as Rights Agent (“NCB”).

          WHEREAS, Oglebay Norton, previously known as ON Minerals Company, Inc. (“ON Minerals”), is the surviving corporation of a merger, effective as of the date hereof, between ON Minerals and Oglebay Norton Company, a Delaware corporation (“Oglebay Delaware”), the purpose of which was to reincorporate Oglebay Delaware as an Ohio corporation (the “Reincorporation”);

          WHEREAS, pursuant to the merger, Oglebay Norton assumed all rights, obligations, debts, liabilities and duties of Oglebay Delaware, including such rights and obligations pursuant to an Amended and Restated Rights Agreement, originally dated February 22, 1989, as subsequently amended, between Oglebay Delaware and NCB (as successor Rights Agent to KeyBank National Association) (the “Rights Agreement”);

           WHEREAS, Oglebay Norton’s Board of Directors finds it in the best interest of Oglebay Norton and its shareholders to terminate the Rights Agreement;

          NOW, THEREFORE, in consideration of the foregoing and the mutual agreements and promises set forth herein, the parties hereto agree as follows:

          Termination and Release. As of the date hereof, the Rights Agreement shall be terminated and of no further force or effect whatsoever. Oglebay Norton and NCB do hereby, for themselves and their respective heirs, successors and assigns, release and discharge the other and the other’s affiliates, officers, directors and agents of and from any and all actions, suits, debts, covenants, agreements, judgements, costs, liens and demands, and any and all liability of any type or description, in law or in equity, known or unknown, that Oglebay Norton or NCB, and their respective heirs, successors and assigns, had, now have or may have against the other, for or by reason of any cause arising under the Rights Agreement.

          IN WITNESS WHEREOF, the parties hereto have executed this Termination Agreement as of the date written above.

OGLEBAY NORTON COMPANY,	NATIONAL CITY BANK,
an Ohio corporation	as Rights Agent

/s/ Rochelle F. Walk	/s/ Marlayna Jeanclerc

By: Rochelle F. Walk	By: Marlayna Jeanclerc
Title: Vice President and Secretary	Title: Vice President

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